October 22, 2008
VIA EDGAR
Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Standard Microsystems Corporation Form 10-K for the fiscal year ended February 29, 2008 Filed April 29, 2008, File No. 0-07422 (the “Form 10-K”)
Dear Mr. Vaughn:
               By letter dated September 30, 2008, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the above-captioned Form 10-K filed on April 29, 2008 by Standard Microsystems Corporation (“SMSC” or the “Company”) with the Securities and Exchange Commission (the “Commission”). In response to your comments and on behalf of SMSC, we hereby submit the responses below.
               For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. The responses to the Staff’s comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly.
Item 7. – Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 27
1.	In your future “Management’s Discussion and Analysis” disclosure, please include an “Overview” section that includes a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website.
          SMSC acknowledges the Staff’s comment and, in future annual reports on Form 10-K, will include an “Overview” section in SMSC’s “Management’s Discussion and Analysis” identifying the most important themes or other significant matters with which management is concerned in evaluating SMSC’s financial condition and operating results, as well as discussing material business opportunities, challenges and risks on which SMSC’s executives are most focused. SMSC will also add such an “Overview” section in its future filings on Form 10-Q if there are any significant changes during the applicable quarter in its business that warrant discussion and clarification.
Note 2. Summary of Significant Accounting Policies, page 49
Revenue Recognition, page 50
2.	We note that deferred product revenue and related costs are netted on your balance sheet under the caption “deferred income on shipments to distributors.” In future filings, please revise your disclosures here or in MD&A to disclose the gross amounts of deferred revenue and deferred costs that comprise the net amount presented on the balance sheet.
          SMSC acknowledges the Staff’s comment and will undertake in future filings of Form 10-K and Form 10-Q to provide additional disclosure for the deferred product revenue and related costs netted on the balance sheet under the caption “deferred income on shipments to distributors.” SMSC will add a table to the footnotes titled “Deferred Income on Shipments to Distributors”. Such a table will include the gross deferred revenue on shipments made to distributors and the corresponding deferred cost of sales related to inventories held by distributors. The Company will also include a synopsis of its related accounting policy statement as part of the additional footnote disclosure.
Stock-Based Compensation, page 53
3.	We note that you have used the “long form” method in determining your additional paid in capital pool of windfall benefits. Please tell us and revise future filings to discuss the underlying reasons for the difference in your FY 2008 excess tax benefits of $7.1 million as disclosed on your statement of stockholders equity and the cash retained as a result of those benefits of $857,000 as disclosed in your statement of cash flows.
          The difference in the FY 2008 excess tax benefits of $7.1 million as disclosed in the statement of stockholders equity and the cash retained as a result of those benefits as disclosed in the statement of cash flows is mainly due to differences, for the purposes of cash flow, in the calculation for the excess tax benefit on fully or partially vested stock option awards that existed at adoption date of SFAS 123R. Specifically, prior to the adoption of SFAS 123R, the Company had elected the disclosure-only provisions of SFAS 123 for stock options. Further, the Company had elected the modified prospective transition method of adoption as permitted by SFAS 123R. As such, compensation expense and the corresponding deferred tax benefits associated with stock options issued and either fully or partially vested prior to the date of adoption have not been and will not be recognized in the Company’s consolidated financial statements. A significant portion of the tax benefits from employee stock plans (as captioned in the Company’s Statements of Changes in Shareholders’ Equity) generated in FY2008 related to the exercise of stock options that were either fully or partially vested as of the adoption of SFAS 123R. With respect to the cash flow, under the “long form” method and given our related accounting policy elections, tax benefits associated with stock options issued and fully or partially vested prior to but exercised after the adoption of SFAS 123R would include the impact of pro forma deferred tax benefits as of the date of adoption as if the Company had been following the recognition provisions of SFAS 123 for purposes of determining both the pool of windfall tax benefits and the cash inflows from financing activities. However, the corresponding entries to additional paid in capital for tax benefits associated with the exercise of these stock options would not include the impact of such pro forma deferred tax benefits, as they had not been recognized.
          In addition, $1.3 million of the FY 2008 excess tax benefits of $7.1 million as disclosed in our statement of stockholders equity related to an out-of period adjustment for the exercise of incentive stock options, as explained in Note 2 to the FY2008 Consolidated Financial Statements.
          SMSC acknowledges the Staff’s comment and shall include additional disclosure in future filings, discussing the reasons for these differences.
          In the course of preparing this response, the Company reviewed the underlying accounting and supporting documentation for the amounts disclosed as cash retained as a result of excess tax benefits from stock-based compensation (as captioned in the Company’s Consolidated Statements of Cash Flows) and determined that the amounts for fiscal 2008 and fiscal 2007 were understated by approximately $2.0 million and $1.3 million, respectively, due to mathematical error. The first and second quarters of fiscal 2009 were also understated by approximately $0.3 million and $0.2 million, respectively.
          These differences resulted in a misclassification of the realized excess tax benefits between Cash Flows from Operating Activities and Cash Flows from Financing Activities within the Company’s Consolidated Statements of Cash Flows. This misclassification did not have any impact on the Company’s overall Net Change in Cash and Cash Equivalents in the Consolidated Statements of Cash Flows and did not have any impact on reported revenue, earnings, or financial position. SMSC performed a thorough analysis evaluating the impact of these cash flow misclassifications and based on such analysis have concluded they were not material.
***

          SMSC acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) SMSC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We are grateful for your assistance in this matter. Please do not hesitate to call me at (631) 435-6810 with any questions that you may have with respect to the foregoing.

Very truly yours,
/s/ Joseph S. Durko
Joseph S. Durko
Vice President, Corporate Controller and Chief Accounting Officer

cc:
Steven J. Bilodeau
Chairman of the SMSC Board of Directors
James A. Donahue
Chairman - Audit Committee of the SMSC Board of Directors
David Silverman
Partner, PricewaterhouseCoopers LLP
Duane McLaughlin
Cleary Gottlieb Steen & Hamilton LLP

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